EXHIBIT 99.1

Liminal Biosciences Announces Signature of a Share Purchase Agreement for sale of Remaining Plasma-derived Business with Kedrion

LAVAL, CANADA, and CAMBRIDGE, ENGLAND –June 23, 2021 – Liminal BioSciences Inc. (Nasdaq: LMNL) (“Liminal BioSciences” or the “Company”), announced today that, Kedrion S.p.A (“Kedrion”) has exercised its option to acquire the remainder of the Company’s plasma-derived business under the terms of the Share Purchase Agreement entered into by the Company and Kedrion. This acquisition would include the Ryplazim® (plasminogen, human-tvmh) (“Ryplazim®”) business operated through its subsidiaries, Prometic Bioproduction Inc., the Company’s plasma-derived therapeutics manufacturing facility (“PBP”), and Prometic Biotherapeutics Inc. (“PBT”), holder of the biological license application (“BLA”) for Ryplazim® and associated Rare Pediatric Disease Priority Review Voucher (“PRV”). On June 4, 2021, Ryplazim was approved by the U.S. Food and Drug Administration (FDA) as the first treatment of patients with plasminogen deficiency type 1 (hypoplasminogenia).

The Share Purchase Agreement provides for payment of USD 5 million payable upon closing of the sale of the shares of PBP (the “First Closing”) and provides for the right for Liminal BioSciences to receive from PBT an amount equal to seventy percent (70%) of the net proceeds obtained from the sale of a PRV prior the closing of the sale of the shares of PBT (the “Second Closing”). Upon closing of the two transactions, Kedrion would assume all development, manufacturing and commercialization activities and operating costs for Ryplazim®.

“The execution of the Share Purchase Agreement is a key step in our strategy to refocus our resources on the development of our small molecule pipeline”, said Bruce Pritchard, CEO of Liminal BioSciences. “This transaction also reflects Liminal BioSciences’ commitment to delivering innovative medicines to patients either by ourselves or through strategic partnerships.”

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“With extensive experience in the plasma market, Kedrion has the experience and established network to rapidly drive the development and commercialization of Ryplazim® for patients with plasminogen deficiency type 1(hypoplasminogenia),” stated Patrick Sartore, President of Liminal BioSciences.

The closing of the Transactions are subject to the fulfilment of the certain customary conditions precedent.

About Liminal BioSciences Inc.

Liminal BioSciences is a biopharmaceutical company focused on discovering, developing and commercializing novel treatments for patients suffering from diseases of unmet medical need, primarily related to fibrosis, including respiratory, liver and kidney diseases. In December 2020, Liminal BioSciences’ lead small molecule product candidate, fezagepras (PBI-4050), entered a Phase 1 clinical trial in in the UK to evaluate multiple-ascending doses in normal healthy volunteers, at daily dose exposures higher than those evaluated in our previously completed Phase 2 clinical trials. Phase 1 multiple-ascending dose study is complete, the Company expects that a full analysis of the complete PK data set from the phase 1 study will help determine the choice of any other potential indication(s) for further development of fezagepras. No dose-limiting adverse events or other potential safety signals have been observed in the Phase 1 multiple-ascending dose study to date.

Liminal BioSciences has active business operations in Canada and the United Kingdom.

Forward Looking Statement

This press release contains forward-looking statements about Liminal BioSciences’ objectives, strategies and businesses that involve risks and uncertainties. Forward‐looking information includes statements concerning, among other things, statements with respect to: the closing of the share purchase agreement for the Ryplazim® business; the sale of the PRV or receipt of proceeds from such sale; the utilization of proceeds from any such transaction; the potential of our product candidates and development of R&D programs and the timing of initiation or nature of preclinical and clinical trials.

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These statements are "forward-looking" because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Among the factors that could cause actual results to differ materially from those described or projected herein include, but are not limited to, risks associated with: the closing of the share purchase agreement; the Company’s ability to monetize the PRV, or develop, manufacture, and successfully commercialize product candidates, if ever; the impact of the COVID-19 pandemic on the Company’s business operations, clinical development, regulatory activities and financial and other corporate impacts; the availability of funds and resources to pursue R&D projects, manufacturing operations or commercialization activities; the successful and timely completion of clinical trials; the ability of Liminal BioSciences to take advantage of financing opportunities or business opportunities in the pharmaceutical industry; uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals; and general changes in economic conditions. You will find a more detailed assessment of these risks, uncertainties and other risks that could cause actual events or results to materially differ from our current expectations in the filings the Company makes with the U.S. Securities and Exchange Commission and Canadian Securities Commissions filings and reports filings and reports, including in the Annual Report on Form 20-F for the year ended December 31, 2020 and future filings and reports by the Company, from time to time. Such risks may be amplified by the COVID-19 pandemic and its potential impact on Liminal BioSciences’ business and the global economy. As a result, we cannot guarantee that any forward-looking statement will materialize. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof.  We assume no obligation to update any forward-looking statement contained in this Press Release even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

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For further information please contact:

Corporate Contact

Shrinal Inamdar

Manager, Investor Relations and Communications

s.inamdar@liminalbiosciences.com

+1 450.781.0115

Media Contact

Kaitlin Gallagher

kgallagher@berrypr.com

+1 212.253.8881

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